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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2005

                        CHINA FINANCE ONLINE CO. LIMITED

                 (Translation of registrant's name into English)

                         ROOM 610B, 6/F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA
                                (86-10) 6621-0631

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  FORM 20-F [X]             FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     YES [ ]                   NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

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                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS

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Signature                                                         Page 3
China Finance Online Announces Stock Repurchase Program,
  dated March 31, 2005                                            Page 4

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               CHINA FINANCE ONLINE CO. LIMITED


                                               By:      /s/  Sam Qian
                                                   -----------------------------
                                               Name:  Sam Qian
                                               Title: President and
                                                      Chief Financial Officer


Date: March 31, 2005